

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2008

Mr. James G. Azlein
Chief Executive Officer and President
BPI Energy Holdings, Inc.
30775 Bainbridge Road, Suite 280
Solon, OH 44139

> **Re:** **BPI Energy Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2007**
> **Filed October 29, 2007**
> **File No. 001-32695**

Dear Mr. Azlein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2007

Engineering Comments

Business, page 1

Recent Developments – GasRock Financing, page 2

1.   We note that "All amounts then outstanding under the Credit Agreement are due and payable on July 25, 2008 (the "Loan Termination Date"), which GasRock may in its discretion extend until July 29, 2011." Please tell us whether you have

repaid these due amounts. If GasRock has extended the due date, explain the additional conditions, if any, that they required as well as any reserve data and technical support you may have furnished. Address whether the royalty due GasRock (page 3) was excluded from your disclosed proved reserves.

Status of CBM Operations, page 8

2.   We note that you have 91 and 20 productive wells in your Southern and Northern Illinois Basin projects, respectively. Please explain to us, as of your fiscal 2008 year-end, the number of wells in each project that have substantially dewatered. Please compare these projects' performance with that projected in your year-end 2007 reserve report.

Average Sales Prices and Production Costs, page 10

3.   We note your statement, "Production costs include a significant amount of fixed expenses required to operate a minimum number of our wells. As the number of wells and production increase, these costs are expected to decrease on a per unit basis as they are spread over a greater amount of production." Please furnish us with fixed and variable portions of your unit production costs and compare them with the production costs you used in your standardized measure.

Financial Statements, page F-1

Note 19 – Supplemental Gas Data, page F-31

Summary of Changes in Proved Reserves (Unaudited), page F-32

4.   We note significant changes in your 2006 and 2007 proved reserves due to "Extensions and discoveries" and to "Revisions of previous estimates." Please tell us the reasons for these changes and your consideration of disclosing such reasons pursuant to SFAS 69, paragraph 11.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551- 3704, with questions about engineering comments. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief